

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 30, 2009

Mr. Mark Fingarson
President and Chief Executive Officer
Xcellink International Inc.
3148 Kingston Rd.
Scarborough, Ontario, Canada M1M 1P4

> **Re:** **Xcellink International Inc.**
> **Form 8-K**
> **Filed March 13, 2009**
> **Form 8-K/A1**
> **Filed March 27, 2009**
> **File No. 333-143767**

Dear Mr. Fingarson:

We have completed our review of your Form 8-K and related filings, and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief